EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2017

(In thousands)

Earnings
Net income before minority interest	$32,333
Amortization of capitalized interest	264
Federal and state income taxes	18,112
Fixed charges	10,498
Total Earnings as Defined	$61,207

Fixed Charges
Interest expense on long-term debt and other	$9,544
Interest on rentals*	333
Amortization of debt issuance costs	436
AFUDC - borrowed funds	185
Total Fixed Charges	$10,498

Ratio of Earnings to Fixed Charges	5.83X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.